Filed by Livongo Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Livongo Health, Inc.; Teladoc Health, Inc.,

Commission File No.: 001-38983

Squawk on the Street (CNBC)	Transcript

August 5, 2020

9:00amET

Jim Cramer (CNBC)

David Faber (CNBC)

Jason Gorvic (Teladoc Health)

Glen Tullman (Livongo)

Jim Cramer: WE DON’T OFTEN SEE THIS HAPPEN, A COMPANY TELEDOCK STOCK IS UP 200% THIS YEAR. LIVONGO ONE OF THE MOST EXCITING DEALS IF YOU’VE BEEN FOLLOWING THE LEGITIMACY OF TELEMEDICINE AND ALSO THE ABILITY OF BEING ABLE TO TAKE CONTROL OF YOUR OWN HEALTH CARE WHICH IS WHAT LIVONGO DOES. WE ARE THRILLED TO HAVE JASON GOREVIC WHO RUNS TELADOC AND GLEN TULLMAN JOINING US NOW. CONGRATULATIONS ON A BLOCKBUSTER MERGER THAT COULD NOT HAVE BEEN DONE UNFORTUNATELY WITHOUT THE PANDEMIC BUT IS GOING TO RULE. I WANT TO START WITH YOU, JASON, YOU WILL BE RUNNING THE COMBINED COMPANY. I WAS LOOKING AT THE BOOK “THE PATIENT WILL SEE YOU NOW” AND THEY PREDICTED THERE WILL BE THIS COMPANY THAT WILL BE THE UBER OF HEALTH CARE AND IT WAS NAMED TELADOC AND YOU HAD DONE 120,000 CONSULTS IN 2014 HOW MANY CONSULTS HAVE YOU DONE NOW? HOW BIG ARE YOU? AND HOW PERVASIVE YOU ARE BOTH HERE AND WORLDWIDE?

Jason Gorvic: WELL, OUR GUIDANCE FOR THE YEAR IS ABOUT 10 MILLION VIRTUAL VISITS THIS YEAR, BUT WE’RE JUST SCRATCHING THE SURFACE BRINGING TOGETHER THESE TWO COMPANIES IS THE NEXT STEP IN CREATING A PARADIGM SHIFT IN WHAT PEOPLE CAN GET FROM VIRTUAL CARE REGARDLESS OF WHAT THEIR CLINICAL CONDITION IS. I THINK IT REALLY HAS THE OPPORTUNITY TO BE THAT DESTINATION FOR CONSUMERS NO MATTER WHAT THEY’RE LOOKING FOR IN HEALTH CARE.

Jim Cramer: ONE OF THE THINGS, JASON, AGAIN, JUST BEFORE I GO TO GLEN THAT I THOUGHT HAS REALLY WORKED IN YOUR FAVOR, NO ONE WANTS TO GO TO A HOSPITAL ANYMORE, TO GO GO TO A HOSPITAL ANYMORE, TO GO SEE A DOCTOR THEY FIND IT FRIGHTENING. TELEDOCK HAS PICKED UP A HUGE NUMBER OF PEOPLE BECAUSE EVERYONE IS AFRAID.

Jason Gorvic: THAT’S EXACTLY RIGHT. THIS IS A CATALYST, WE WERE ALREADY ON A TREMENDOUS GROWTH TRAJECTORY AND THE ADOPTION WAS HAPPENING ANY WAY. I WOULD SAY THAT THIS SITUATION HAS ACCELERATED CONSUMER AND PROVIDER ADOPTION AND THE ROLE OF VIRTUAL CARE BY AT LEAST THREE YEARS. THAT ACCELERATED THE BRINGING TOGETHER OF THESE TWO COMPANIES WHICH I WOULD SAY WAS INEVITABLE I JUST DIDN’T EXPECT IT TO HAPPEN QUITE THIS QUICKLY AND WHEN GLEN AND I STARTED TALKING IT BECAME CLEAR THAT PUTTING THESE TWO LEADERS IN HEALTH CARE TOGETHER WAS BETTER THAN US TRYING TO SORT OF DUKE IT OUT IN COMPETITION BECAUSE WE WERE ULTIMATELY GOING TO CONVERGED.

Jim Cramer: GLEN, I HAVE TO TELL YOU YOU KNOW THAT I’VE BEEN A BIG FAN OF LIVONGO AND OF YOUR WORK WHICH I’VE KNOWN FOR TWO DECADES YOU STOCK IS UP 470% WHY GIVEN NOW WHEN YOU ARE OBVIOUSLY THE LEADER IN WHAT I REGARD AS BEING MENTOR MEDICINE, PEOPLE WHERE YOU ARE REALLY LIFE COACHING PEOPLE WITH LIFETIME DISEASES LIKE DIABETES THE WORLD IS YOUR OYSTER WHY THROW IN YOUR LOT NOW?

Glen Tullman: I THINK THIS WAS AN OPPORTUNITY TO CONNECT WITH A COMPANY THAT HAD A SHARED VISION AND AS JASON TALKED ABOUT THIS IDEA OF HAVING ONE STOCK YOU KNOW, THIS MERGER CREATES THE GLOBAL LEADER IN CONSUMER CENTRIC VIRTUAL CARE AND NEITHER OF US COULD DO THAT ALONE. SO WHAT WE WANTED TO ESTABLISH WITH PEOPLE WAS ONE PLACE TO GO, CREATE A LONGITUDINAL RELATIONSHIP AND THIS BRINGS TOGETHER THE TWO FASTEST GROWING COMPANIES IN THE SPACE, THE TWO MOST INNOVATIVE COMPANIES IN THE SPACE. YOU KNOW, JIM, WHEN CONSUMERS LOOK AT THIS THEY DON’T WANT TO GO TO FOUR DIFFERENT PLACES. THEY WANT TO GO TO ONE PLACE AND THEY WANT TO HAVE THEIR ENTIRE

TRANSACTION MANAGED AND THAT’S WHAT WE’VE CREATED WE’VE MADE IT EASIER FOR PEOPLE TO STAY HEALTHY AND WE PUT THE POWER BACK IN THE CONSUMERS’ HANDS. THAT WAS SO EXCITING AND WE KNEW EITHER WE WERE GOING TO – AS JASON SAID, WE WERE GOING TO COMPETE OR WE WERE GOING TO COME TOGETHER AND WE DECIDED THE BEST WAY TO IMPACT MILLIONS AND MILLIONS OF PEOPLE WAS TO COME TOGETHER.

Jim Cramer: I THINK IT’S IMPORTANT TO POINT OUT THAT EVEN THOUGH YOU GUYS HAVE BEEN DOMINANT PLAYERS, JASON, THERE’S VERY LITTLE OVERLAP. THERE’S LOTS OF DIFFERENT WAYS BE ABLE TO GET IT SO THAT THERE’S CUSTOMERS. I KNOW THAT THE DEAL HAS TO CLOSE FIRST, BUT IT COULD BE EXTRAORDINARY.

Jason Gorvic: THAT’S RIGHT. TELEDOCK HEALTH WE HAVE OVER 70 MILLION PEOPLE WHO HAVE ACCESS TO OUR PLATFORM, I MENTIONED WE WILL DO OVER 10 MILLION VISITS THIS YEAR. THAT 70 MILLION IS HERE IN THE U.S. PLUS TENS OF MILLIONS INTERNATIONALLY. THERE IS ONLY ABOUT A 25% CLIENT OVERLAP WHICH WE WERE QUITE FRANKLY SURPRISED WHEN WE COMPARED NOTES SO THAT JUST PROVIDES TREMENDOUS OPPORTUNITY TO EXPAND THE PENETRATION AND DISTRIBUTION OF LIVONGO’S LEADING CHRONIC CARE MANAGEMENT CAPABILITIES AND BY PUTTING THEM TOGETHER WE THINK WE JUST GET BETTER ENGAGEMENT, HIGHER LEVELS OF REFERRALS AND MORE VALUE FOR THE CONSUMER. I GUESS I’D JUST ADD, YOU KNOW, THIS IS WHAT OUR CLIENTS HAVE BEEN ASKING FOR. THEY’VE BEEN ASKING FOR A SINGLE SOLUTION AND A SINGLE PARTNER TO DELIVER THIS KIND OF CARE AND VIRTUAL SOLUTIONS FOR THEIR MEMBERS, THEIR CONSUMERS, REGARDLESS OF WHETHER IT’S A COMPANY OR A COMMERCIAL POPULATION OR A MEDICARE OR MEDICAID POPULATION.

David Faber: GLEN, THEN, YOU KNOW, IN TERMS OF YOU DELIVERING MORE VALUE FOR YOUR SHAREHOLDERS, YOU’RE COUNTING ON JASON TO DELIVER ON SOME OF THE SYNERGIES AND WHAT HE WAS JUST TALKING ABOUT. HOW CONFIDENT ARE YOU FROM YOUR VANTAGE POINT THAT HE CAN ACHIEVE? GREATER THAN HALF A BILLION REVENUE SYNERGIES BY 2025?

Glen Tullman: WE’VE SPENT TIME TOGETHER, I HAVE A GREAT DEAL OF CONFIDENCE IN JASON AND IN THE TELADOC TEAM, AS WELL AS IN OUR TEAM YOU KNOW, JIM MENTIONED THE FACT THAT THERE IS VERY LITTLE PRODUCT OVERLAP, THERE’S VERY LITTLE CUSTOMER OVERLAP AND SO WE KNOW, OUR TEAMS KNOW, WE NEED EACH OTHER TO SUCCESSFULLY WIN AND EXECUTE AND WHAT JASON SAID WAS EXACTLY RIGHT, WE HAVE MANY OF OUR CLIENTS WHO HAVE SAID YOU NEED TO ADD TELEHEALTH AND MANY OF THEM SAID YOU NEED TO ADD TELADOC AND SO THIS IS REALLY DRIVEN BY OUR CUSTOMERS WHO ARE SAYING TO US MAKE IT EASIER FOR US AND GIVE US ONE VENDOR, ONE PLACE TO PARTNER WITH, ONE PLACE TO GO TO SO THAT’S WHAT WE’VE REALLY BEEN ABLE TO DO SO I HAVE GREAT CONFIDENCE LOOK AT THE TRACK RECORD OF WHAT JASON HAS BUILT. YOU KNOW, JIM MENTIONED EARLY ON WHERE THE COMPANY WAS. LOOK AT THE COMPANY TODAY. LOOK AT THE COMPANY TODAY. AND THIS WAS, I THINK, THE FINAL PIECE OF THE PUZZLE THAT COMPLETES THAT VIRTUAL CARE PLACE TO GO THAT, YOU KNOW, A CONSUMER WHETHER THEY ARE TALKING ABOUT A HOSPITAL STOP, WHETHER THEY’RE UPGRADING THEIR CARE, WHETHER THEY NEED BEHAVIORAL HEALTH IT’S ALL ONE PLACE TO GO.

Glen Tullman: PEOPLE ARE SAYING WE WANT IT TO BE LESS CONFUSING, LESS COMPLEX AND LESS COSTLY. THAT’S WHAT THE MERGER DOES.

David Faber: JASON, INTEGRATING A DEAL LIKE THIS IS ABOUT PEOPLE AND CULL DOOR. ANYTHING IN YOUR BACKGROUND THAT WOULD INDICATE YOU HAVE THE EXPERIENCE NECESSARY TO MAKE SURE YOU EXECUTE THIS THING PROPERLY.

Jason Gorvic: WELL, I GUESS I’D START WITH SAYING WE HAVE A PRETTY GOOD TRACK RECORD SO FAR OF INTEGRATING COMPANIES, RETAINING KEY MANAGEMENT AND AT THE FOUNDATION OF THAT IS WHEN WE CONSIDER PARTNERING WITH SOMEONE, CULTURE IS CRITICAL TO US SO, YOU KNOW, THAT WAS PART OF THE

BILL JENS. I WAS HAVING AN EMAIL EXCHANGE WITH ONE OF LIVONGO’S INCREDIBLY TALENTED EXECUTIVES AND TALKING ABOUT THE FUTURE AND HE ACTUALLY EMAILED ME THAT HE HAS HAD FUN WITH THE DILIGENCE PROCESS WHICH YOU NEVER HEAR SOMEBODY SAYING THEY’RE HAVING FUN WITH THE DILIGENCE PROCESS, BUT GETTING TO KNOW EXECUTIVES WHO HAVE A COMMON GOAL, A COMMON MISSION AND A COMMON CULTURE IS REALLY POWERFUL AND EVERYONE SEES THE COMPLEMENTARY ASSETS AND CAPABILITIES THAT BOTH COMPANIES BRING TO THIS.

Jim Cramer: GLEN, ONE LAST QUESTION YOU’VE BEEN SOMEONE WHO HAS UNDERSTOOD THE COSTS IN HEALTH CARE FOREVER FOR EVERYTHING YOU’VE DONE, TRIED TO BRING IT DOWN WITH ELECTRONIC MEDICAL RECORDS. IS THERE ANY HELP — HOPE WHEN YOU PUT THESE TWO COMPANIES TOGETHER THAT THEY WILL ACTUALLY BE SOME DAY THAT HEALTH CARE WON’T TAKE SO MUCH OF OUR GDP?

Glen Tullman: WELL, I THINK WHAT I WOULD SAY IS WE’RE GOING TO MAKE IT MUCH MORE EFFICIENT. THAT SAID, REMEMBER IN HEALTH CARE THE LONGER WE KEEP PEOPLE ALIVE THE MORE SERVICES THEY USE. THEY REPLACE MORE HIPS AS THEY GET OLDER, THIS HE REPLACE MORE KNEES, THEY NEED, YOU KNOW — WHEN YOU KEEP PEOPLE ALIVE FOR A LONGER PERIOD OF TIME THEY’RE SPENDING MORE MONEY ON HEALTH CARE, BUT WHAT WE BELIEVE IS YOU CAN SPEND IT IN A MUCH MORE QUALITY FASHION, IN A MUCH MORE COST EFFECTIVE FASHION I THINK WHAT TELADOC HAS BEEN ABLE TO DEMONSTRATE IS IF YOU USE TELEHEALTH YOU’RE GOING TO DRIVE DOWN YOUR COSTS, YOU’RE GOING TO KEEP PEOPLE OUT OF AN EXPENSIVE SATURDAY SYSTEM UNLESS THEY NEED TO BE THERE AND SIMILARLY LIVONGO DELIVERS A MEASURABLE RETURN ON INVESTMENT. WE ARE ALL ABOUT HOW DO WE CREATE AN INCREDIBLE CONSUMER EXPERIENCE, NUMBER ONE, NUMBER TWO, HOW DO WE MAKE IT BETTER CARE AND LAST BUT NOT LEAST IF YOU DO THOSE FIRST TWO YOU’RE GOING TO DELIVER A BETTER COST EFFECTIVE PROCESS. SO BOTH COMPANIES, AGAIN, HAVE A VERY ALIGNED VISION ON DOING THAT AND I HAVE TREMENDOUS CONFIDENCE THAT JASON, OUR NEW COMBINED BOARD AND THE TEAM THAT HE’S PUT TOGETHER — AND, REMEMBER, HE’S PICKED UP PROBABLY THE BEST DATA SCIENTIST IN SILICON VALLEY AND A LOT OF THEM WHO ARE GOING TO HELP DRIVE AND FURTHER INFORMATE THE PROCESS. WE HAVE A LOT OF ASSETS TO PUT TOGETHER I HAVE TO TELL YOU WE COULDN’T BE MORE EXCITED ABOUT WHERE WE’RE GOING TO TAKE THE COMPANY.

Jim Cramer: I’VE BEEN ON BOTH YOUR COMPANIES — LIVONGO IS NUMBER TWO AND JUST ENJOYED HAVING YOU GENTLEMEN ON OUR OWN SO MANY TIMES. JASON GOREVIC, CONGRATULATIONS, NEW CEO OF THIS COMBINED ENTITY, AGAIN TULLMAN, ONCE AGAIN THANK YOU FOR BEING ABLE TO MAKE IT SO THAT MEDICINE IS NOT JUST THE PROVINCE OF THE RICH WE WILL GO OVER TO CARL. THANK YOU SO MUCH.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health and Livongo, including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc Health’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc Health’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc Health and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc Health, Livongo or their respective directors; the effects of disruption to Teladoc Health’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc Health’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc Health’s or Livongo’s stock prices; transaction costs; Teladoc Health’s ability to achieve the benefits from the proposed transaction; Teladoc Health’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc Health or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc Health’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc Health’s business model; changes in market conditions and receptivity to Teladoc Health’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc Health (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc Health’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc Health’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc Health nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc Health expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc Health that also constitutes a preliminary proxy statement of each of Teladoc Health and Livongo. After the registration statement is declared effective, each of Teladoc Health and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc Health and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc Health or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC HEALTH AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc Health or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc Health will be available free of charge on Teladoc Health’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc Health or Livongo.

Teladoc Health and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc Health is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc Health” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.